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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                  ------------

                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

                                (AMENDMENT NO. 3)

Name of the Issuer:                           First Independence Corporation

Name of Person(s) Filing Statement:           First Independence Corporation
                                              Donald Davis
Title of Class of Securities:                 Common Stock, Par Value $1.00

CUSIP Number of Class of Securities:

Name, Address, & Telephone Number of
Persons Authorized to Receive Notices                Gerald Van Wyke
and Communications on Behalf of Person(s)            500 Woodward, Suite 3400
Filing Statement:                                    Detroit, MI 48226
                                                     (313) 962-5909 (Telephone)
                                                     (313) 962-3125 (Fax)

         This statement is filed in connection with (check the appropriate box):

         a. /x/ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

         b. / / The filing of a registration statement under the Securities Act of 1933.

         c. / /  A tender offer.

         d. / /  None of the above.

         Check the following box if the soliciting materials or information statement referred to in check box (a) are preliminary copies. / /

                            CALCULATION OF FILING FEE

             Transaction
              Valuation*                            Amount of Filing Fee**
          ------------------                        ----------------------
             $254,981.08                                    $51.00



         * Based on an estimated aggregate of 482.745 resulting fractional shares of Common Stock to be purchased times $528.19 book value per resulting share based on book value of Common Stock at March 31, 2000.

         ** Filing fee is calculated in accordance with Rule 0-11, at 1/50 of one percent of the transaction value, which is also determined pursuant to that Rule. Previously filed


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         / /      Check box if any part of the fee is offset as provided by Rule
                  0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

         Amount previously paid:   N/A                      Filing party:  N/A
         Form or registration no:  N/A                      Date filed:  N/A

         This Rule 13E-3 Transaction Statement ("Statement") relates to the proposed one share for 60 share Reverse Stock Split ("Reverse Stock Split") by the issuer pursuant to which each stockholder of First Independence Corporation ("Corporation") will receive one share of New Common Stock, par value $60.00 per share, for each 60 shares of Common Stock of the Corporation owned by such stockholders of record on May 15, 2000. No fractional shares of New Common stock will be issued, so stockholders who own fewer than 60 shares of Common Stock will not continue as stockholders of the Corporation. Instead, they along with all other stockholders whose shares of Common Stock are not evenly divisible by 60, will be paid an amount based on $10.50 per share of Common Stock currently owned for each share that will not be converted into a fractional share of the New Common Stock. The maximum amount of cash any stockholder will receive is $619.50 (59 shares of current Common Stock x $10.50 per share).

         The following Cross Reference Sheet is supplied pursuant to General Introduction F to Schedule 13E-3 and shows the location in the Proxy Statement of the information required to be included in the response to the items of this Statement. The information in the Proxy Statement, a copy of which is attached hereto as Exhibit (d), and in the 10-QSB for the period ended March 31, 2000 is hereby expressly incorporated herein by reference and the responses to each item in this Statement are qualified in their entirety by the information contained in the Proxy Statement and in the 10-QSB for the period ended March 31, 2000. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Proxy Statement.


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                              CROSS REFERENCE SHEET

ITEM IN SCHEDULE 13E-3                   LOCATION IN PROXY STATEMENT

Item 1(a)                                Cover Page and "General Information"

Item 1(b)                                Front Cover Page, "General
                                         Information", "Summary --The
                                         Transaction" at Page 9, "Description of
                                         Common Stock" at Page 22

Item 1(c) and (d)                        "Summary -- The Transaction", at
                                         Page 9; "Description of Common Stock",
                                         at Page 22.

Item 1(e)                                Not applicable.

Item 1(f)                                "Interests of Management", at Page 14.

Item 2(a) -- (d) and (g)                 Cover Page; "Ownership of the
                                         Corporation's Equity Securities" at
                                         Page 3; "Nominees for Board of
                                         Directors" at Pages 4-6;"Executive
                                         Officers", at Page 7.

Item 2(e) and (f)                        Negative.
Item 3(a)                                Not Applicable.


Item 3(b)                                Not Applicable.

Item 4(a) and (b)                        Cover Page; "Summary" -- The
                                         Transaction" at Page 9; "Reasons for
                                         the Proposed Reverse Stock Split" at
                                         Page 10; "Material Effects of the
                                         Proposed Reverse Stock Split", at Pages
                                         12-14; "Interests of Management", at
                                         Page 14; "No Fractional Shares;
                                         Determination of Fractional Price;
                                         Opinion of Financial Advisor" at Pages
                                         15-18; "Recommendation and
                                         Considerations of the Board of
                                         Directors and Mr. Davis", at Pages
                                         18-21; "Funding the Reverse Stock
                                         Split", at Page 22; "Financial
                                         Information" at Pages 23-25; "Voting on
                                         the Reverse Stock Split; Not
                                         Conditioned Upon Approval of
                                         Unaffiliated Stockholders", at Page 25;
                                         "No Dissenter Rights", at Page 26;
                                         "Resolutions to Effect the Reverse
                                         Stock Split" at Pages 27-28.

Item 5(a) - (e)                          Not applicable.

Item 5(c)                                Not applicable.

Item 5(f) and (g)                 Cover Page; "Summary; -- "Reasons for the
                                  Proposed Reverse Stock Split", at Page 11;
                                  "Material Effects of the Proposed Reverse
                                  Stock Split -- Reduction in Number of
                                  Stockholders" at Page 12; "-- Termination of
                                  Registration with Securities and Exchange
                                  Commission", at Page 12.




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ITEM IN SCHEDULE 13E-3                   LOCATION IN PROXY STATEMENT
Item 6(a) -- (b)                         "Funding the Reverse Stock Split" at
                                         Page 22.

Item 6(c) -- (d)                         Not applicable.

Item 7(a) -- (d)                         Cover Page; "Summary -- Reasons for the
                                         Transaction", " -- Effects of the
                                         Transaction", at Page 9; "Reasons for
                                         the Proposed Reverse Stock Split", at
                                         Page 11; "Material Effects of the
                                         Proposed Reverse Stock Split", at Pages
                                         12-14; "Interests of Management", at
                                         Page 14; "Recommendation and
                                         Considerations of the Board of
                                         Directors -- Alternative Forms of
                                         Transactions" at Page 20;
                                         "Recommendation and Considerations of
                                         the Board of Directors and Mr. Davis --
                                         Illiquid Market for Common Stock;
                                         Recent Transactions", at Page 18;
                                         "--Capital Requirements", "-- Financial
                                         Reporting", "--Financial and Economic
                                         Factors", "--Expense of Public
                                         Company", "--Price of Redeemed
                                         Fractional Interests", at Pages 20-21
                                         "--The Financial Advisor's Opinion",
                                         "--Voting by Dominant Shareholder", at
                                         Page 19; "Financial Information", at
                                         Pages 23-25; "Federal Income Tax
                                         Consequences", at Page 26.

Item 8(a) and (b)                        "Summary--Reasons for the Transaction",
                                         "--Fairness of the Price for Fractional
                                         Interests", "--Board Recommendation",
                                         at Page 10; "No Fractional Shares;
                                         Determination of Fractional Interest
                                         Price; Opinion of Financial Advisor",
                                         "--Analysis of Comparable Publicly
                                         Traded Companies", "Analysis of
                                         Selected Acquisition Transactions",
                                         "--Market Price Analysis",
                                         "--Discounted Cash Flow Analysis", at
                                         Pages 16-17; "Recommendation and
                                         Considerations of the Board of
                                         Directors and Mr. Davis", "--Illiquid
                                         Market for Common Stock; Recent
                                         Transactions", "Net Book Value",
                                         Orderly Liquidation Value", "Going
                                         Concern Values", "- -Financial
                                         Advisor's Opinion", "-- Voting by
                                         Dominant Shareholder", "--Alternative
                                         Forms of Transaction","--Capital
                                         Requirements", "--Financial and
                                         Economic Factors", "--Expense of Public
                                         Company", "--Price of Redeemed
                                         Fractional Interests", at Pages 18-21.

Item 8(c) "Summary --Voting and Approval", "--No Dissenters Rights", at Page 10; "Interests of Management", at Page 14; "Recommendation and Considerations of the Board of Directors and Mr. Davis", "--Voting by Dominant Shareholder", at Page 19; "Voting on the Reverse Stock Split; Not Conditioned Upon Approval of Unaffiliated Stockholders", at Page 25.

Item 8(d),(e)                            "Summary-- "Board Recommendation", at
                                         Page 10; Recommendation and
                                         Considerations of the Board of
                                         Directors --Voting by Dominant
                                         Shareholder", at Page 19; "Voting on
                                         the Reverse Stock Split; Not
                                         Conditioned Upon Approval of
                                         Unaffiliated Stockholders" at page 25.


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ITEM IN SCHEDULE 13E-3                   LOCATION IN PROXY STATEMENT

Item 8(f)                                Not applicable.

Item 9 (a) -- (c)                        "Summary -- Fairness of the Price for
                                         Fractional Interests", at Page 9; "No
                                         Fractional Shares; Determination of
                                         Fractional Share Price; Opinion of
                                         Financial Advisor", at Page 15;
                                         "Recommendation and Consideration of
                                         the Board of Directors -- Financial
                                         Advisor's Opinion", at Page 19.

Item 10(a) "Ownership of the Corporation's Equity Securities", at Page 3; "Nominees for Board of Directors", at Pages 4-6; "Executive Officers", at Page 7; "Reasons for the Proposed Reverse Stock Split -- Purchase of Small
                                         Stockholders' (under 60 shares) Common
                                         Stock", at Page 11; "Material Effects
                                         of the Proposed Reverse Stock Split --
                                         Reduction in Number of Stockholders",
                                         "--Reduction in the Number of Shares
                                         Outstanding", "-- Increase in
                                         Percentage of Common Stock held by
                                         Continuing Stockholders; Decrease in
                                         Book Value Per Share", "-- Continuing
                                         Stockholder Rights", "--Effects of the
                                         Transaction on Capital", at Pages
                                         12-14; "--Interests of Management", at
                                         Page 14; "Recommendation and
                                         Considerations of the Board of
                                         Directors -- Voting by Dominant
                                         Shareholder", at Page 19.

Item 10(b)                               Not applicable.


Item 11                                  Not applicable.

Item 12(a) and (b)                       "Summary -- Board Recommendation",
                                         "-- Voting and Approval", page 10;
                                         "Interests of Management", at Page 14;
                                         "Recommendation and Considerations of
                                         the Board of Directors and Mr. Davis",
                                         at Pages 18-22, "-- Voting by Dominant
                                         Shareholder", at Page 19; "Voting on
                                         the Reverse Stock Split; Not
                                         Conditioned Upon Approval of
                                         Unaffiliated Stockholders", at Page 25,
                                         "No Dissenter Rights", at Page 26.

Item 13(a) "Summary -- No Dissenter Rights", at Page 10; "No Dissenter Rights", at Page 26.

Item 13(b)                               Not applicable.

Item 13(c)                               Not applicable.

Items 14(a)                              "Financial Information", at Page 23;
                                         Financial Statements of the Corporation
                                         set forth in the 10-KSB for 1999 which
                                         are incorporated into the Proxy
                                         Statement by reference in accordance
                                         with Item 13 of Schedule 14A and Note D
                                         to Schedule 14A, and which accompany
                                         the Proxy Statement.

Item 14(b)                               "Financial Information", at Page 23.

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ITEM IN SCHEDULE 13E-3                   LOCATION IN PROXY STATEMENT

Item 15(a) and (b)                       Cover Page -- "General Information";
                                         "Funding the Reverse Stock Split" at
                                         Page 22.

Item 16 Copies of each of the Proxy Statement, Letter to Stockholders and Notice of Annual Meeting of Stockholders included herewith as Exhibit (d).

Item 17                                  Included herewith as Exhibits.


                         [END OF CROSS REFERENCE SHEET]


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ITEM 1.           ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION

         (a) The information set forth on the Front Cover Page and "General Information" of the Proxy Statement is incorporated herein by reference.

         (b) The information set forth on the Cover Page, "General Information", Page 1; "Reverse Stock Split -- 1 Share for 60 Shares", at Page 9 of the Proxy Statement is incorporated herein by reference.

         (c) and (d) The information set forth in "Summary -- The Transaction", at Page 9; "Description of Common Stock", at Page 22 of the Proxy Statement is incorporated herein by reference.

         (e)      Not applicable.

         (f) The information set forth in "Interests of Management", at Page 14 of the Proxy Statement is incorporated herein by reference.

ITEM 2.           IDENTITY AND BACKGROUND.

         (a)--(d) and (g) The information set forth on "Cover Page; "Ownership of the Corporation's Equity Securities" at Page 3; "Nominees for Board of Directors" at Pages 4-6;"Executive Officers", at Pages 7-8 of the Proxy Statement is incorporated herein by reference.

         (e) and (f) During the last five years, neither the Issuer, nor to the best of its knowledge, any of the officers, directors, or control persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.           PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

         (a)      Not applicable.

         (b)      Not applicable.


ITEM 4.           TERMS OF THE TRANSACTION.

         (a) and (b) The information set forth on the Cover Page; "Summary" -- The Transaction" at Page 9; "Reasons for the Proposed Reverse Stock Split" at Page 9; "Material Effects of the Proposed Reverse Stock Split", at Pages 12-14; "Interests of Management", at Page 14; "No Fractional Shares; Determination of Fractional Price; Opinion of Financial Advisor", at Pages 15-18; "Recommendation and Considerations of the Board of Directors and Mr. Davis", at Pages 18-21; "Funding the Reverse Stock Split", at Page 22; "Financial Information", at Pages 23-25; "Voting on the Reverse Stock Split; Not Conditioned Upon Approval of Unaffiliated Stockholders", at Page 25; "No Dissenter Rights", at Page 26; "Resolutions to Effect the Reverse Stock Split" at Pages 27-28 of the Proxy Statement is incorporated herein by reference.



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ITEM 5.           PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

         (a)--(e) Not applicable.

         (f) and (g) The information set forth on the Cover Page; etc. Cover Page; "Summary; -- "Reasons for the Proposed Reverse Stock Split", at Page 10; "Material Effects of the Proposed Reverse Stock Split -- Reduction in Number of Stockholders" at Page 11; "-- Termination of Registration with Securities and Exchange Commission", at Page 11 of the Proxy Statement is incorporated herein by reference.

ITEM 6.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a)--(b) The information set forth in "Funding the Reverse Stock Split", at Page 22 of the Proxy Statement is incorporated herein by reference.


         (c)--(d) Not applicable.

ITEM 7.           PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

         (a)--(d) The information set forth on Cover Page; "Summary -- Reasons for the Transaction", " -- Effects of the Transaction", at Page 9; "Reasons for the Proposed Reverse Stock Split", at Page 11; "Material Effects of the Proposed Reverse Stock Split", at Pages 12-14; "Interests of Management", at Page 14; "Recommendation and Considerations of the Board of Directors -- Alternative Forms of Transactions" at Page 20; "Recommendation and Considerations of the Board of Directors and Mr. Davis -Illiquid Market for Common Stock; Recent Transactions", "-Net book Value; Orderly Liquidation Value", "-- Going Concern Values", "--Capital Requirements", "-- Financial Reporting", "--Financial and Economic Factors", "--Expense of Public Company", "--Price of Redeemed Fractional Interests", "-Financial Advisor's Opinion", "--Voting by Dominant Shareholder", at Pages 18-22; "Financial Information", at Pages 23-25; "Federal Income Tax Consequences", at Page 26 of the Proxy Statement is incorporated herein by reference.

ITEM 8.           FAIRNESS OF THE TRANSACTION.

         (a)--(b) The information set forth in "Summary--Reasons for the Transaction", "--Fairness of the Price for Fractional Interests", "--Board Recommendation", at Page 9; "No Fractional Shares; Determination of Fractional Interest Price; Opinion of Financial Advisor", "--Discounted Cash Flow Analysis", "--Analysis of Comparable Publicly Traded Companies", "Analysis of Selected Acquisition Transactions", "--Market Price Analysis", at Pages 15-18; "Recommendation and Considerations of the Board of Directors and Mr. Davis", "--Alternative Forms of Transaction; Recent Transactions", "--Net Book value; Orderly Liquidation Value", "--Going Concern Values", "--Illiquid Market for Common Stock", "--Capital Requirements", "--Financial and Economic Factors", "--Expense of Public Company", "--Price of Redeemed Fractional Interests", "--Financial Advisor's Opinion", "--Voting by Dominant Shareholder"; at Pages 18-21 of the Proxy Statement is incorporated herein by reference.

         (c) The information set forth in "Summary --Voting and Approval", "--No Dissenters' Rights", at Page 10; "Interests of Management", at Page 14; "Recommendation and Considerations of the Board of Directors and Mr. Davis", "-- Voting by Dominant Shareholder", at Page 19; "Voting on the Reverse Stock Split; Not Conditioned Upon Approval of Unaffiliated Stockholders", at Page 25 of the Proxy Statement is incorporated herein by reference.

         (d)--(e) The information set forth in "Summary-- Recommendation of the Board", at Page 9; Recommendation and Considerations of the Board of Directors --Voting by Dominant Shareholder", at Page 19 of the Proxy Statement is incorporated herein by reference.

         (f)      Not applicable.

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ITEM 9.           REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

         (a)--(c) The information set forth in "Summary -- Fairness of the Price for Fractional Interests", at Page 9; "No Fractional Shares; Determination of Fractional Share Price; Opinion of Financial Advisor", at Page 15; "Recommendation and Consideration of the Board of Directors -- Financial Advisor's Opinion", at Page 19.

ITEM 10.          INTEREST IN SECURITIES OF THE ISSUER.

         (a) The information set forth in "Ownership of the Corporation's Equity Securities", at Page 3; "Nominees for Board of Directors", at Pages 4-6; "Executive Officers", at Page 7-8; "Reasons for the Proposed Reverse Stock Split -- Purchase of Small Stockholders" (under 60 shares) Common Stock", at Page 11; "Material Effects of the Proposed Reverse Stock Split -- Reduction in Number of Stockholders", "--Reduction in the Number of Shares Outstanding", "--Increase in Percentage of Common Stock held by Continuing Stockholders; Decrease at Book Value Per Share", "--Continuing Stockholder Rights", "-Preferred Stockholder Rights", "--Effects of the Transaction on Capital", at Pages 12-14; "Interests of Management", at Page 14; "Recommendation and Considerations of the Board of Directors -- Voting by Dominant Shareholder", at Page 19 of the Proxy Statement is incorporated herein by reference.

         (b)      Not applicable.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

                  Not applicable.

ITEM 12. PRESENT INTENTION AND RECOMMENDATIONS OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

         (a) and (b) The information set forth in "Summary -- Board Recommendation", "-- Voting and Approval", pages 9-10; "Interests of Management", at Page 14; "Recommendation and Considerations of the Board of Directors and Mr. Davis", at Pages 18-22, "-- Voting by Dominant Shareholder", at Page 19; "Voting on the Reverse Stock Split; Not Conditioned Upon Approval of Unaffiliated Stockholders", at Page 25, "No Dissenter Rights", at Page 26 of the Proxy Statement is incorporated herein by reference.

ITEM 13.          OTHER PROVISIONS OF THE TRANSACTION.

         (a) The information set forth in "Summary -- No Dissenters' Rights", at Page 10 and "No Dissenter Rights", at Page 28, of the Proxy Statement is incorporated herein by reference.

         (b)      Not applicable.

         (c)      Not applicable.


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ITEM 14.          FINANCIAL INFORMATION.

         (a) The information set forth in "Financial Information", at Page 23; Financial Statements of the Corporation set forth in the 10-KSB for 1999, which is incorporated into the Proxy Statement by reference in accordance with
Item 13 of Schedule 14A and Note D to Schedule 14A, and which accompany the Proxy Statement is incorporated herein by reference.

         (b) The information set forth in "Financial Information", at Page 23 of the Proxy Statement is incorporated herein by reference.

ITEM 15.          PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

         (a) and (b) The information set forth in Cover Page -- "General Information"; "Funding the Reverse Stock Split" at Page 22 of the Proxy Statement is incorporated herein by reference.

ITEM 16.          ADDITIONAL INFORMATION.

         Additional information concerning the proposed transaction is set forth in each of the Proxy Statement, Letter to Stockholders and Notice of Annual Meeting of Stockholders which are attached hereto as Exhibit (d).

ITEM 17.          MATERIAL TO BE FILED AS EXHIBITS.

         (a)      Not applicable.

         (b)(1) Fairness Opinion, dated as of April 14, 2000 delivered by First of Michigan Corporation, incorporated by reference to Exhibit A to the Proxy Statement, which was filed as Exhibit (d) to this Amendment No. 2 to this
Schedule 13E-3.

         (b)(2)   Consent of Accountants

         (c)      Not applicable.

         (d) Copies of each of the Proxy Statement of the Company, Letter to Stockholders, and Notice of Annual Meeting of Stockholders (filed as Exhibit
(d) to this Amendment No. 2 to this Schedule 13E-3).

         (e)      Not applicable.

         (f)      Not applicable.

         After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 26, 2000

FIRST INDEPENDENCE CORPORATION

By: /s/ Donald Davis                         /s/ Donald Davis
   ---------------------------               ---------------------------
   Donald Davis                              Donald Davis, Individually
Title: Chairman


By: /s/ William Fuller
   ---------------------------
   William Fuller
Title: President





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                                 Exhibit Index
                                 -------------



Exhibit No.                  Description
-----------                  -----------
   99.6.2                    Consent of Independent Accountants